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                               February 21, 2021

       Stephen Hurly
       Chief Executive Officer
       LAVA Therapeutics BV
       Yalelaan 60
       3584 CM Utrecht, the Netherlands

                                                        Re: LAVA Therapeutics
BV
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
25, 2021
                                                            CIK No. 0001840748

       Dear Mr. Hurly:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cautionary statement regarding forward-looking statements, page ii

   1. Please revise the last sentence of this section to indicate that you will update or revise forward-looking
statements to the extent required by applicable law.
       Overview, page 1

   2. Please remove any references to the company being a clinical-stage biotechnology company until you
initiate a Phase 1 clinical trial.
   3. We note your statement here that data collected in preclinical trials demonstrate your gamma-delta bsTCEs
kills patient-derived tumor cells with "high potency and selectivity."
 Stephen Hurly
FirstName LastNameStephen Hurly
LAVA Therapeutics BV
Comapany21,
February  NameLAVA
            2021     Therapeutics BV
February
Page 2 21, 2021 Page 2
FirstName LastName
         We also note the disclosure that LAVA-051 is designed to be an "effective" anti-tumor agent against CD1d-expressing tumor cells. As your product candidate has not received
         FDA approval, it is premature to suggest or imply that it is effective. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.
4. We note your disclosure here and elsewhere in your prospectus that gamma-delta bsTCE could materially improve clinical responses while maintaining a "favorable safety profile."
         Since this disclosure may imply that your product candidate is safe, and safety determinations are solely within the authority of the FDA and comparable regulatory bodies, please revise your disclosure to remove this implication. We also note the disclosure that you demonstrated that the CD1d-binding moiety of the bsTCE led to effective iNKT cell activation and anti-tumor activity. Please provide the basis for this statement. Please revise throughout including where you indicate your gamma-delta
         bsTCE platform has the potential to generate potent and safe therapeutics.
Our pipeline, page 3

5.       Please revise your product pipeline table as follows:

                For purposes of consistency with the discussion of the regulatory drug approval process, replace the term "Pivotal" with Phase 3. If "Pivotal" is intended to mean something other than Phase 3, please provide further explanation.
                We note you have created a distinction between "preclinical" and "IND-enabling." As
              "IND-enabling" studies are preclinical, please revise your table to show all your product candidates in the preclinical phase.
                Your table indicates that the Phase 1/2a clinical trial for LAVA-051 has begun but elsewhere you state that LAVA-051 has not yet entered the clinic. Please revise the arrows in the pipeline table to accurately reflect where each product candidate is in development.
                Include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your belief that you will be able to conduct Phase 1/2 trials for all your product candidates. In this regard, we note your disclosure page 104 that patients from the
              U.S. would be included in the Phase 1 part of your clinical trial for LAVA-051, if approved.
                We note the last two rows in your pipeline table with unnamed product candidates and "undisclosed targets" that are not discussed elsewhere in the prospectus. To the extent these are material programs, disclose the targets and provide descriptions of these programs. If you have not yet identified product candidates or target indications, please remove them from the table or explain the basis for your belief that they are material and should be included in your pipeline table.

         Please also state whether larger Phase 2b clinical trials will be required prior to commencing Phase 3 clinical trials and if so, please revise your table to clarify that there will be multiple Phase 2 trials.
 Stephen Hurly
LAVA Therapeutics BV
February 21, 2021
Page 3
Use of proceeds, page 83

6. Please revise your disclosure in this section to specify which candidates will be advanced with the proceeds of the offering and which clinical trials will be funded. Please indicate how far you expect the proceeds from the offering will allow you to proceed in the clinical development of your product candidates. If the anticipated proceeds from your offering will not be sufficient to complete those trials, please disclose the amount and sources of other funds needed.
Series C preferred financing, page 92

7. Please revise to disclose the milestones that would have to be satisfied in order to close the remaining two trances of your Series C preferred financing. Please also clarify if those tranches could be closed after your public offering and if preferred stock would be issued please include risk factor disclosure if appropriate.
VUmc agreement, page 140

8. We note you are obligated to pay VUmc a tiered percentage of your value upon the listing of majority of your shares on a stock exchange. Please clarify if the current offering will trigger this payment obligation and quantify the amount that would be due.
Janssen collaboration and license agreement, page 141

9. Please specify the research stages that must be completed before milestone payments become payable pursuant to the agreement and disclose the aggregate amount of of those payments. Please also quantify the royalties payable under the the agreement upon commercialization and the fixed period for which royalties are payable.
Government regulation, page 146

10. Please include a description of the material foreign regulations that apply to the development of your product candidates or include disclosure, if true, indicating the process is substantially similar to the process in the United States. Principal shareholders, page 168

11.      Please include footnotes to your table that disclose the natural persons who
         have beneficial ownership of the shares held by each of the entities listed in your table.
Exhibits
FirstName LastNameStephen Hurly
12. Please revise to mark exhibits 10.1 and 10.2 to indicate, if true, that certain portions of
Comapany
       theseNameLAVA
             exhibits haveTherapeutics BVbecause they are both not material and would likely been redacted
       cause
February  21, competitive
              2021 Page 3harm if publicly disclosed.
FirstName LastName
 Stephen Hurly
FirstName LastNameStephen Hurly
LAVA Therapeutics BV
Comapany21,
February  NameLAVA
            2021     Therapeutics BV
February
Page 4 21, 2021 Page 4
FirstName LastName
General

13. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Christie Wong at 202-551-3684 or Al Pavot at
202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Joshua A. Kaufman, Esq.